EXHIBIT 99.1
FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Rogers Communications Inc. (“Rogers”)

The principal office of Rogers is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

March 30, 2009

Item 3	News Release

A news release was issued through CNW Group on March 30, 2009.

Item 4	Summary of Material Change

On March 30, 2009, Rogers announced the appointment of Nadir Mohamed, 52, as President and Chief Executive Officer.  Nadir’s appointment, which is effective immediately, follows an extensive internal and external search carried out by the Rogers’ Board of Directors following the passing of company founder, President and Chief Executive Officer Ted Rogers.

Item 5	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

Item 9	Date of Report

April 2, 2009

SCHEDULE A

Rogers Communications Names Nadir Mohamed as Chief Executive Officer

TORONTO, ON (March 30, 2009) Rogers Communications Inc. (Rogers) today announced the appointment of Nadir Mohamed, 52, as President and Chief Executive Officer. Nadir’s appointment, which is effective immediately, follows an extensive internal and external search carried out by the Rogers’ Board of Directors following the passing of company founder, President and Chief Executive Officer Ted Rogers.

Nadir, a communications industry veteran with more than 25 years of experience, has served since May 2005 as President and Chief Operating Officer of the Communications Division of Rogers, which encompasses the company’s wireless and cable communications businesses. Nadir is also a member of Rogers’ Board of Directors.

“Nadir was the unanimous choice of our Board of Directors to succeed Ted as RCI’s President and CEO,” said Alan Horn, Chairman of the Board.  “He is a highly regarded, principled telecom executive who has the demonstrated ability to build and lead strong teams and to consistently deliver strong results.”

“Over the past eight years Nadir has earned the respect of our Board, our employees and the investment community.  The Board believes Nadir’s skills, experience, track record and firm understanding of the industry uniquely position him to lead Rogers through the next chapter in its history. We all congratulate Nadir and look forward to working with him in his expanded leadership role.”

Before becoming President and Chief Operating Officer of Rogers’ Communications Division, Nadir served as President and Chief Executive Officer of Rogers Wireless.  In this role, Rogers Wireless experienced 13 consecutive quarters of double digit growth and improved free cash flow dramatically. He also led Rogers Wireless through the Microcell acquisition which made Rogers Wireless Canada’s largest wireless carrier. Prior to joining Rogers in August 2000, Nadir held a series of increasingly senior executive assignments at what was then B.C. Telecom in British Columbia, including helping launch that company’s successful wireless and data networking businesses. He holds a commerce degree from the University of British Columbia and is a Chartered Accountant.

“To succeed a visionary business titan like Ted Rogers and to lead a company that has an asset mix as unique and powerful as Rogers’ is a rare and exciting opportunity,” said Nadir Mohamed, President and Chief Executive Officer, Rogers Communications Inc. “We have the brand, the technology platforms, the financial strength, and tremendously talented employees to continue this company’s success well into the future.”

“Looking forward, we will build upon this solid foundation by driving continuous improvements to our customer experience, by improving the efficiency of our operations through cost and capital management, and by delivering innovations and deploying leading edge technologies to meet the changing needs of our customers,” said Mohamed. “With our strategy and asset base both firmly set, I look forward to working together with our Board, management and employees in leading Rogers through its next era and continuing to create significant value for our customers and shareholders.”

About Rogers

Rogers is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable, we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For additional information, please contact:

Media:
Jan Innes, 416-935-3525, jan.innes@rci.rogers.com
Terrie Tweddle, 416-935-4727, terrie.tweddle@rci.rogers.com

Investment Community:
Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com